Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

The following remarks were delivered by CBOE Chairman and Chief Executive Officer William J. Brodsky at a meeting of the members of CBOE on June 11, 2008.  Also included below is the text of questions and answers that relate to the proposed demutualization of the CBOE that were provided to the members at the June 11, 2008 meeting.

Premise

Over the past 35 years, the owners, members and staff of CBOE have built a business that analysts today refer to as a gem, a jewel, among financial exchanges.

Yet, because we are unable to demutualize — that is, to become a stock-based company — we are unable to take advantage of the many opportunities that would otherwise be available to CBOE and its owners.

It is essential that we resolve the exercise right issue in order for CBOE to demutualize and move forward.

Risks of Litigation

The exercise right is a complicated legal issue for which there is no precedent. Nothing about it is or has been simple or clear.

We received a favorable SEC ruling, the SEC deferred to Delaware on certain state law issues.

While we were confident and fully prepared to go to court, litigation always carries the risk of an unexpected outcome.

Delaware is court of equity, not a court of law.  Rather than all or nothing, a court of equity might be more inclined to think in terms of a range of possibilities.

Some have asked why we would settle so close to the court date, as though we were on the verge of resolution.

June 4th was to deal with summary judgment issues, and there is no guarantee that the court would have ended the case with an immediate ruling.  There was a real risk that the judge’s eventual ruling would have required full-blown trial on the merits.

June 4 was only the beginning of a process that, with appeals, could tie us up for three years or more from now!

Time is not our friend and comes at a great cost to CBOE and its owners.

The world is different:

•                  Our strongest competitors have already partnered with larger, well-funded entities.

•                  In the last year alone, NYSE/Arca has taken over the Amex, Nasdaq has taken over PHLX and Deutche Bourse bought the ISE.

•                  Exchange consolidation has gone global

•                  Protracted litigation further would only further limit us from partnerships and from accessing capital markets.

Settlement Path

It was the opinion of our board, our bankers and legal counsel that a member-approved settlement is the quickest, most certain path to resolution of the exercise right and to our ultimate goal of maximizing and unlocking value to CBOE owners.

•                  Timing:  Settlement could be finalized in a period of four-six months.

•                  Certainty:  All Delaware claims would be dismissed and CBOE, no longer under the cloud of uncertainty, would be free to demutualize.

The court date itself was an impetus that focused both sides on settlement. More often than not the courts themselves create pressure for an eventual settlement, but the further into the court process we got the less time we would save.

We wanted to act quickly before we were possibly embroiled in a lengthy court case.

Negotiating team was comprised of OOC. We worked in close communication with CBOE Floor Directors.

The Board unanimously believes the proposed settlement is fair and in the best interest of all of our members.

Moving Ahead

News of the Proposed Settlement has triggered numerous calls from parties interested in working with CBOE.

CBOE is in the enviable position of being an attractive partner to many.

We are always open to discussing potential strategic alternatives, but we cannot lose focus on our methodical, step-be-step process to resolve the exercise right so that CBOE can demutualize.

Only then can we achieve our ultimate goal of maximizing and unlocking shareholder value to our owners.

Brad will now walk us through the terms of the proposed settlement.

* * * * *

Questions and Answers

•                  How much of CBOE are we giving up?

We are granting the class an 18% interest in the CBOE and $300 million in cash.  You can try to equate the cash to a percent of the CBOE value, but the percent will depend on how you value the CBOE.  Different people have different opinions.  Everyone can do their own math.  $300 million is a lot of money but our bankers tell us it should have minimal impact on how the market will value CBOE.

As you might imagine the class would have preferred more equity and we would have preferred less.  I tend to think of it as being like a stock buy-back.  We are giving them cash rather than equity and retaining for CBOE seat owners the upside in that portion of the enterprise.

•                  Can we afford this?  Will there be a member assessment?

To my knowledge there has never been a CBOE assessment and we don’t plan on one now.  As of April 1, CBOE has approximately $250 million in the bank and we have been accumulating cash at a rate of $10-$15 million per month.  If there is any borrowing necessary it will be well within the Exchange’s borrowing power.  Currently we have no outstanding debt.

•                  What if CBOE is acquired or merges with another entity instead of demutualizing?

As part of the settlement CBOE will agree to take reasonable steps to demutualize as soon as is commercially possible.  If CBOE is acquired or merges with another entity before demutualization, then the class members would receive voting stock on the same basis as if there had been a demutualization and IPO, and the cash would become due and payable.

•                  Why is CBOE prohibited from paying a dividend to seat owners prior to demutualization?

Plaintiffs insisted on this provision and we believe we would have not reach agreement if we had insisted on retaining the right to make distributions prior to demutualization.

•                  Will there be a dividend post demutualization?

A dividend policy for a post-demutualization CBOE has not yet been established.    However, a specific provision of the settlement agreement is that we will not announce any intention regarding dividends prior to the approval of the final settlement.  There will be opportunities for further discussion of this prior to demutualization.

•                  How soon can we demutualize?

Our goal is to have court approval of the settlement by the mid-October of this year.  Assuming that happens, our target would be to demutualize by the end of the year.  Any objections to the settlement would usually be dealt with within 30-60 days and would still leave open the possibility of completing a demutualization by the end of the year.

•                  What is the difference between demutualization and an initial public offering (IPO)?

When CBOE demutualizes it will be converted from a Delaware membership corporation to a Delaware stock corporation and CBOE seat owners will become shareholders.  Shares of CBOE will be registered securities and can be bought and sold as such.  However, CBOE will not be listed on any stock exchange.

An IPO takes place if shares in CBOE are sold to investors in a public offering.  These may be shares being sold by shareholders or shares sold by the corporation, or a combination of the two.  An IPO normally coincides with listing on a stock exchange.  Thereafter the shares would be traded as part of the national market system and a more liquid market would be expected than what was available prior to the IPO.

An IPO is driven in part by market conditions.  Given the proper market conditions, and approval of the board, an IPO of CBOE could occur within months following demutualization.

•                  Will temporary members be entitled to vote on the demutualization?

All seat owners and temporary members at the time of the demutualization vote will be able to vote on the transaction.  The temporary membership status ends, though, when there is an SEC-approved rule that ends it.  We currently are evaluating proposals that would end that status after final approval of the settlement and withdrawal of the appeal of the SEC order but prior to demutualization in a way that is fair to everyone and that the SEC would be expected to approve.

•                  Does CBOE have to give anything to the class if the demutualization never occurs?

Under the agreement in principle the financial consideration is tied to demutualization, but we are obligated to take all reasonable steps to demutualize as soon as commercially practical.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.